FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

20 April 2022

HSBC HOLDINGS PLC

WITHDRAWAL OF AGM RESOLUTION

The Board of HSBC Holdings plc ("HSBC" or the "Company") today announces that it has decided to withdraw Resolution 17(b) from the agenda of the Annual General Meeting ("AGM") of the Company's shareholders to be held at 11.00am London time (6.00pm Hong Kong time) on Friday, 29 April 2022.

Resolution 17(b) proposed an amendment to the Articles of Association (the "Articles") of the Company, to include a dispute resolution clause in the form of the proposed new Article 171, which would require certain disputes involving shareholders of the Company and the Company, and/or its current or former directors, officers or employees (including, in summary, disputes under the Articles, derivative claims brought by shareholders on behalf of the Company and claims for breach of a fiduciary or other duty owed to the Company or its shareholders) to be brought in the courts of England and Wales or Hong Kong.

The Board strongly supported the inclusion of Article 171, as the Board considers these courts to be the most appropriate fora for adjudicating these types of claims, due to their experience of dealing with English law principles, as well as companies incorporated in England and Wales.

In advance of proposing the new Article 171, HSBC considered carefully relevant shareholder voting guidelines and also consulted with relevant investor bodies. However, since publication of the Notice of AGM on 25 March 2022, certain leading proxy advisory firms have expressed concerns regarding the proposed amendment.

In light of these concerns the Board has decided to withdraw Resolution 17(b) from the agenda of the AGM. The Board will consider further engagement with shareholders on this matter in the future.

The withdrawal of Resolution 17(b) does not affect the validity of the Notice of AGM, the proposed adoption of the new Articles of Association of the Company pursuant to Resolution 17(a), the proxy form or any proxy votes already submitted in respect of the remaining resolutions to be proposed at the AGM. The numbering of all other proposed resolutions at the AGM remains unchanged.

Arrangements for the AGM are unchanged from those previously notified.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Investor enquiries to:
Richard O'Connor          +44 (0) 20 7991 6590                 investorrelations@hsbc.com

Media enquiries to:
Heidi Ashley                  +44 (0) 20 7992 2045                 heidi.ashley@hsbc.com

Notes to editors:

1. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Mark Tucker*, Noel Quinn, Rachel Duan†, Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer†, Irene Lee†, José Antonio Meade Kuribreña†, Eileen K Murray†, David Nish†, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The HSBC Group serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,958bn at 31 December 2021, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 20 April 2022